PILLSBURY WINTHROP SHAW PITTMAN LLP
P.O. BOX 7880
SAN FRANCISCO, CA 94120
Tel: (415) 983-1000
Fax: (415) 983-1200
September 9, 2005
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010
Attn: Mr. Albert C. Lee, Staff Attorney

Re:	Genomic Health, Inc. Registration Statement on Form S-1 (File No. 333-126626)
Ladies and Gentlemen:
          On behalf of Genomic Health, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 to the above-referenced registration statement (the “Registration Statement”), together with exhibits thereto.
          Amendment No. 2 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 2, 2005. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letters from the Staff. Marked copies of Amendment No. 2 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff. In addition, this letter includes certain supplemental information relating to valuation that was requested in our recent conversation with Ms. Ino of the Staff.
Our Business, pages 1-2
1.	We note your response to our previous comment #8. Please quantify the degree of correlation found between the Recurrence Score and the likelihood of cancer reoccurrence in the study conducted with the NSABP and the breast cancer survival rate after 10 years in the study conducted with Kaiser Permanente. Also briefly explain the correlation coefficient to put in perspective how the values obtained place them in the range of no correlation to perfect correlation.

Response: The Registrant notes the Staff’s comment and has revised the discussion of the initial NSABP study and the second Northern California Kaiser Permanente study to include the p-values from each of these studies as well as a short definition of p-value. The Registrant respectfully submits that the inclusion of the p-value from each of these studies quantifies for the reader the degree of correlation between the Recurrence Score and the likelihood of cancer recurrence or survival, as applicable. Moreover, the Registrant believes that the inclusion of the definition of p-value provides the reader perspective as to the significance of these results.
Risk Factors, pages 7-21
2.	The headings for the first & second risk factors on page 15 do not distinguish sufficiently between the subject of the two risks factors. Please revise the risk factor headings to accurately describe the separate risk factor disclosure in each of these risk factors.

Response: As discussed with the Staff and in response to the Staff’s Comment No. 2, the Registrant has combined the first two risks factors regarding regulation by the FDA (and some of the potential consequences resulting therefrom) and revised the heading of the third FDA risk factor to address risks inherent in clinical trials.

3.	Please disclose the number of shares of common stock issuable upon conversion of preferred stock that could be registered for resale six months after the offering in the last risk factor on page 20.

Response: The Registrant has revised the risk factor as requested by the Staff.
Management’s Discussion and Analysis of Financial Condition and Results of..., page 29
Financial Operations Overview, page 30
Research and Development Expenses, page 30
4.	Please disclose the research and development costs incurred during each period presented and to date that indicates how your resources are being used on the projects (i.e. by technology development, clinical studies, salaries and benefits, overhead and facility cost, contract services, and other).

Response: The Registrant has made the disclosures requested by the Staff in Comment No. 4 and in the conversations the Registrant had with members of the Staff this week.
Incyte Agreements, pages 66-67
5.	Please disclose separately the amounts already paid and the amount of potential additional payments under;
•	the LifeSeq agreement for access fees paid in 2002 and 2003 and the one time milestone fee, and

•	the patent license agreement for the one time non-refundable license fees payable upon the licensing of each patent.

Response: The Registrant has revised the description of the LifeSeq collaborative agreement and made the disclosures requested by the Staff.
Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-7
Note 1. The Company and Summary of Significant Accounting Policies — Revenue..., page F-10
6.	Please refer to your revised disclosure in the last paragraph in response to comment 45 of our August 11, 2005 letter. We reiterate our comment in part to clarify in what circumstance revenue is recognized as costs are incurred versus as milestones are achieved. Further, in the case of “as costs are incurred,” clarify why that is an appropriate revenue recognition method in your circumstances. Also, in the case of “as milestones are achieved,” clarify whether the amount recognized represents payment for substantive work that you performed.

Response: The Registrant has updated the requested disclosure on page F-10. In particular, the Registrant has clarified the circumstances under which revenue is recognized under contracts that the Registrant records as contract revenue. The Registrant believes that the updated language is responsive to both the Staff’s Comment No. 6 and the conversations the Registrant had with members of the Staff this week.
Note 7 Stock Option Plan, F-18
7.	Please tell us why the grant of 357,000 options during 2005 with a weighted average exercise price of $1 resulted in only $435,000 of additional deferred compensation during the six months ended June 30, 2005 given the deemed fair values provided in your August 3, 2005 submission to the staff.

Response: The additional deferred compensation recorded in the first six months of 2005 should have been $846,000 rather than the $435,000 in Amendment No. 1 to the Registration Statement. The Registrant has updated the document throughout to reflect the adjusted amount. The $411,000 difference resulted from the inadvertent exclusion in the calculation of deferred compensation of option grants made on June 28, 2005. The number of shares subject to options granted in the first six months of 2005 was correctly indicated as 357,000. The Registrant has made the resulting adjustments within equity on the Registrant’s consolidated balance sheet. There is no net effect on total stockholders’ equity (deficit) in the consolidated balance sheet as additional paid-in capital was increased by $411,000 and deferred stock-based compensation was increased by $411,000. The Registrant made no change to deferred stock expense in the consolidated statement of operations, as the amount that should have been expensed for the remaining two days in June 2005 was $563, an amount considered immaterial by the Registrant.
Valuation at June 30, 2005

          On a conference call on September 8, 2005 between representatives of the Registrant and members of the Staff, the Staff requested that the Registrant add to this response letter an explanation of the difference between the anticipated public offering price of $11.25 (range of $9.75 to $12.75) as set forth in the Registrant’s August 3, 2005 letter to the Staff and the estimated initial public offering price range of $13.00 (range of $12.00 to $14.00) as set forth in Amendment No. 2 to the Registration Statement.
          Investment Bankers’ Valuations
          In order to arrive at a reasonable estimate of the value of the Registrant’s common stock at June 30, 2005, the Registrant received indications of value in May 2005 from three of its investment bankers, including the two joint book-running managers. The Registrant has been advised that these investment bankers provided their valuations independently from one another and did not collaborate. The investment bankers used various methodologies, including revenue multiple, EBIT multiple, NPV-perpetuity growth and private-to-public step-up. Each of these methods took into account a number of companies that, in the opinion of the banks, were comparable with the Registrant.
          The resulting valuation of the Registrant’s common stock at June 30, 2005 of $11.25 per share (after giving effect to the 1-for-3 reverse stock split) resulted from the following valuation estimates:
          •     between $10.80 per share to $12.80 per share, representing the valuation of one of the Registrant’s two joint book-running managers; and
          •     between $11.50 per share to $13.50 per share, representing the average of the valuations performed by the three investment bankers (including both of the Registrant’s joint book-running managers).
These per share amounts taken from the bankers’ valuations were measured as of an assumed a closing date of the Registrant’s initial public offering in September or October 2005. The Registrant estimated the per share value of its common stock to be $11.25 per share.
Valuation Improvement Events and Trends between June 30, 2005 and the Filing of Amendment No. 2 to the Registration Statement
          After the Registrant’s estimation of the value of its common stock as of June 30, 2005, significant improvements occurred with respect to the Registrant’s business. For example, in August 2005 the Registrant entered into a new collaboration agreement with Bristol-Myers Squibb and ImClone Systems Incorporated and achieved a milestone under another existing collaboration agreement. In addition, the Registrant entered into reimbursement contracts and coverage policies with Kaiser Foundation Health Plan, Inc. (entered into in July 2005), Harvard Pilgrim Health Care (entered into in July 2005) and Highmark Blue Cross Blue Shield (entered into in August 2005). In addition, the Registrant’s pursuit of case-by-case reimbursement evidenced further success during the third quarter of 2005, as the number of payors who had reimbursed at least one test increased from over 180 payors as of June 30, 2005 to over 220 payors as of August 31, 2005. Finally, the Registrant experienced continued demand for Oncotype DX during the third quarter of 2005, as evidenced by the fact that as of the date of this letter, more than 1,900 physicians have ordered the test, as compared to more than 1,400 as of June 30, 2005.
          Third Quarter Market Improvement for the Life Science Sector
          In the third quarter of 2005, overall market conditions in the life science sector (and for the life science IPO market in particular) have continued to improve. The Registrant believes that, in the first half of 2005, life science IPO activity slowed in terms of new filings and most pricings were at or below the initial price range. However, in August 2005, Coley Pharmaceuticals, Inc. priced its IPO at the top of its range. Subsequently, IPO activity in terms of the number of filings has continued to increase. Moreover, since June 30, 2005, the BioCentury 100 biotech index, a leading life science industry index, has increased from 1439 to 1626 at September 8, 2005. This represents an increase of 13%, compared to a 6% increase on the NASDAQ market during the same period. The Registrant believes this improvement in market conditions has further supported an increase in the Registrant’s valuation.
If you have any questions, please do not hesitate to call me at (415) 983-6117.
Yours very truly,
/s/ Justin D. Hovey
Justin D. Hovey

cc:	Randal W. Scott, Ph.D. G. Bradley Cole
S.D. Wong G.A. Lombardi

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